October 3, 2019

Kirk R. Oliver
Chief Financial Officer
Equitrans Midstream Corp.
625 Liberty Avenue, Suite 2000
Pittsburgh, PA 15222

       Re: Equitrans Midstream Corp.
           Form 10-K for fiscal year ended December 31, 2018
           Filed February 14, 2019
           File No. 001-38629

Dear Mr. Oliver:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation